FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile to the Chilean Superintendency of Banks and Financial Institutions, Chilean Superintendency of Securities and Insurance and local stock exchanges, in connection with the subscription and payment of the remaining shares issued by Banco de Chile arising out of the capital increase that took place in 2007.

Santiago, May 6, 2008

Mr. Gustavo Arriagada Morales
Superintendent of Banks and Financial Institutions

Ref: ESSENTIAL INFORMATION

Mr. Superintendent:

Pursuant to articles 9 and 10 of the Securities Law No. 18,045 and chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as essential information, that as a consequence of the subscription and payment of 319,951,628 shares of Banco de Chile, carried out through an auction held on April 30, 2008, at the Santiago Stock Exchange, the capital increase has been completely subscribed and paid, through the emission of 2,516,010,979 paid-in shares, as agreed at the Extraordinary Shareholders Meeting held on May 17, 2007

Likewise, the capital of Banco de Chile is divided into 80,879,895984 registered shares with no par value, which are fully subscribed and paid.

Sincerely,

Fernando Cañas Berkowitz
General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 06, 2008

Banco de Chile

/S/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO